Mail Stop 4561

April 10, 2009

Nicole Wright
Chief Executive Officer
310 Holdings, Inc.
9903 Santa Monica Blvd., Suite 406
Beverly Hills, CA 90212

> **Re:** **310 Holdings, Inc.**
> **Form 8-K Filed March 18, 2009**
> **File No. 000-52444**

Dear Ms. Wright:

We have reviewed your response letter dated April 10, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 20, 2009.

Form 8-K/A Filed April 10, 2009

Item 4.01 Changes in Registrant's Certifying Accountant

1. The amended 8-K continues to refer to the report of Tarvaran, Askelson & Company, LLP on the financial statements for the most recent quarter. We note such references in the first sentence of the second paragraph and third sentence of the third paragraph. As explained in prior comment number 1, disclosures regarding an auditor's report on a quarterly period are inappropriate under Item 304 of Regulation S-K. Please amend your Form 8-K to remove these references accordingly.

2. In your amended Form 8-K, include a dated Exhibit 16 letter from the former accountant addressing the revised disclosures.

* * * * * * *

Please respond to these comments within 5 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or me at (202) 551-3226 if you have any questions regarding the above comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant